Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Companie:   Cohoes   Bancorp,   Inc.(Commission   File   No.
                    000-25027)

(Logo) TrustCo Bank Corp, NY
--------------------------------------------------------------------------------
Subsidiaries: Trustco Bank, National Assciation              Robert A. McCormick
              Trustco Savings Bank                           President & CEO


August 10, 2000


Dear Cohoes Shareholder:

Institutional Shareholder Services (ISS), a leading independent proxy advisor firm, concluded in their August 9, 2000 Report on the Cohoes/Hudson merger, "THAT [COHOES BANCORP, INC.] SHAREHOLDERS WOULD BE BEST SERVED BY VOTING AGAINST THE PENDING MERGER OF EQUALS, THEREBY GIVING THE BOARD ENCOURAGEMENT AND OPPORTUNITY TO FULLY EXPLORE THE TWO PREMIUM-PRICED BIDS THAT ARE NOW ON THE TABLE."

     Before making their recommendation, ISS spoke with Harry Robinson and Carl Florio, the CEOs of Cohoes and Hudson respectively, in a joint meeting, and William Terry, a director and Secretary of TrustCo, and John Lisicki, CEO of Ambanc, independently.

     IT'S NOT TOO LATE. Even if you have voted for the acquisition of Cohoes by Hudson River you can change your vote. Please vote AGAINST, or ABSTAIN, and keep your options open. (Remember, you can vote at the August 17th Cohoes Shareholder Meeting. I'll see you there.)

                                                       Sincerely,

                                                       /s/Robert A. McCormick
                                                       ----------------------
                                                       Robert A. McCormick
                                                       President and
                                                       Chief Executive Officer

P.S. Attached is information relating to a Federal class action lawsuit filed on August 7, 2000.

TrustCo Bank Corp NY intends to file Tender Offer Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (WWW.SEC.GOV). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, New York 12305, Attention: Secretary.

TrustCo has obtained the consent of International Shareholder Services to use the portion of their Report cited above.

                 ATTENTION: COHOES BANCORP, INC. SHAREHOLDERS

     A class action lawsuit filed in Federal Court on August 7, 2000,*  contains
     ---------------------------------------------------------------------------
     the following statements:
     -------------------------

     "Defendant Harry L. Robinson President and Chief Executive Officer is to receive restricted stock with an estimated value of $853,000."

     "the Hudson River merger agreement provides for a six-year employment agreement for Defendant Harry L. Robinson... at a salary of at least $460,000."

     "each Director of Cohoes... who does not become a Director of the surviving entity... may receive up to $189,000 each over the next six years."


--------------------------------------------------------------------------------
"Upon information and belief, prior to rejecting the TrustCo offer, the Cohoes Board of Directors did not negotiate with TrustCo to determine whether TrustCo would increase its offer.."
--------------------------------------------------------------------------------

     "The TrustCo proposal provides significantly greater shareholder benefit than the Hudson River merger."

     "the total value of the TrustCo offer is approximately $127 million, while the total value of the Hudson River merger, as of the date of announcement of the merger, is approximately $89 million."

     IT'S NOT TOO LATE.
     -------------------
     Even if you have voted for the acquisition of Cohoes by Hudson River, you can change your vote. Please vote AGAINST, or ABSTAIN, and keep your options open.


    THE TRUSTCO OFFER. BETTER FOR THE SHAREHOLDERS. BETTER FOR THE COMMUNITY.



TrustCo Bank Corp NY intends to file Tender Offer Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, NY 12305, Attention: Secretary.

TrustCo has not obtained the consent of Mr. Shepherd or his attorneys to use the portions of the class action lawsuit cited above.

*UNITED STATES DISTRICT COURT, NORTHERN DISTRICT OF NEW YORK. John D. Shepherd, Individually and on behalf of the Shareholders of the Common Stock of COHOES BANCORP, INC., - against - COHOES BANCORP, INC., DUNCAN S. MacAFFER, HARRY L. ROBINSON, ARTHUR E. BOWEN, PETER G. CASABONNE, MICHAEL L. CROTTY, CHESTER C. DeLaMATER, FREDERICK G. FIELD, JR., J. TIMOTHY O'HEARN, R. DOUGLAS PATON, WALTER
H. SPEIDEL, and DONALD A. WILSON.